UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Till Capital Ltd.

(Name of Issuer)

Common shares

(Title of Class of Securities)

G8875E107

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G8875E107

1	Names of Reporting Persons John T. Rickard
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 27,500(1)

	6	Shared Voting Power 271,666(2)

	7	Sole Dispositive Power 27,500(1)

	8	Shared Dispositive Power 271,666(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 299,166
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 8.7%(3)
12	Type of Reporting Person (See Instructions) IN

(1)	Consists of 27,500 common shares issuable upon exercise of stock options (20,625 have been vested and 6,875 will vest on February 22, 2016).
(2)	Consists of 196,911 common shares owned by Rickard Family Trust, 25,256 common shares owned by Jessica Lynn Mullins Family Trust, 24,043 common shares owned by John Tyler Rickard Family Trust, and 25,456 common shares owned by Marissa Lois Mullins Family Trust. John T. Rickard and Lois L. Rickard are co-trustees of the Rickard Family Trust.
(3)	As at December 31, 2015, 3,429,284 shares of Till Capital Ltd. were outstanding.

SCHEDULE 13G

CUSIP No. G8875E107

1	Names of Reporting Persons Lois L. Rickard
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 196,911 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 196,911 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 196,911
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.7%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	Consists of 196,911 common shares owned by Rickard Family Trust. John T. Rickard and Lois L. Rickard are co-trustees of the Rickard Family Trust.
(2)	As at December 31, 2015, 3,429,284 shares of Till Capital Ltd. were outstanding.

SCHEDULE 13G

CUSIP No. G8875E107

1	Names of Reporting Persons Rickard Family Trust
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Colorado(1)
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 196,911

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 196,911
9	Aggregate Amount Beneficially Owned by Each Reporting Person 196,911
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.7%(2)
12	Type of Reporting Person (See Instructions) OO

(1)	Rickard Family Trust was organized in San Diego, California on December 18, 1992, and was amended in Douglas County, Colorado on December 16, 2011.
(2)	As at December 31, 2015, 3,429,284 shares of Till Capital Ltd. were outstanding.

Item 1.

(a)	Name of Issuer: Till Capital Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Continental Building, 25 Church Street, Hamilton, HM12, Bermuda

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being filed jointly by John T. Rickard, Lois L. Rickard and Rickard Family Trust (each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of John T. Rickard, Lois L. Rickard and Rickard Family Trust is: Continental Building, 25 Church Street, Hamilton, HM12, Bermuda.

(c)	Citizenship:

John T. Rickard and Lois L. Rickard are citizens of the United States of America. Rickard Family Trust was organized in San Diego, California on December 18, 1992, and was amended in Douglas County, Colorado on December 16, 2011.

(d)	Title and Class of Securities:

Common Shares, par value $0.001 per share.

(e)	CUSIP No.:

G8875E107

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b) (c) (d)	[_] [_] [_]	Bank as defined in Section 3(a)(6) of the Act; Insurance company as defined in Section 3(a)(19) of the Act; Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) (f) (g)	[_] [_] [_]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

John T. Rickard: 299,166 Lois L. Rickard: 196,911

Rickard Family Trust: 196,911

(b)	Percent of Class:

John T. Rickard: 8.7% Lois L. Rickard: 5.7%

Rickard Family Trust: 5.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

John T. Rickard: 27,500

Lois L. Rickard: 0

Rickard Family Trust: 0

(ii)	Shared power to vote or to direct the vote:

John T. Rickard: 271,666

Lois L. Rickard: 196,911

Rickard Family Trust: 196,911

(iii)	Sole power to dispose or to direct the disposition of:

John T. Rickard: 27,500

Lois L. Rickard: 0

Rickard Family Trust: 0

(iv)	Shared power to dispose or to direct the disposition of:

John T. Rickard: 271,666

Lois L. Rickard: 196,911

Rickard Family Trust: 196,911

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2016